UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc - (the "Company")
Notification of PDMRs' Interests

Long-Term Incentive Plan ("LTIP") - 2015 Release

In 2001, the Company established the Pearson Long-Term Incentive Plan (the "LTIP"). Its purpose is to link management's long-term reward with Pearson's financial performance and returns to shareholders. Since 2006, the annual LTIP awards have been based around three performance measures: relative total shareholder return, return on invested capital and earnings per share growth.

Restricted Share Awards Granted in 2010

Under the terms of the LTIP, three-quarters of any shares that vest are released to participants three years after an award is granted. The remaining quarter is released two years later, providing that the executive has retained the released shares and is still employed by the Company.

The following table sets out the number of shares released to PDMRs on 5 March 2015 under the 2010 LTIP awards. The LTIP rules require that sufficient shares are sold to discharge the income tax and social contribution liability on the shares released. The shares set out in the third column below were sold on 5 March 2015 at an average price of 1444p per share, leaving the after-tax number of shares set out in the final column below.

Name of PDMR	Shares Released	Shares sold to discharge tax liabilities	Shares/ADRs Retained
John Fallon	16,943	7,964	8,979 ordinary shares
Robin Freestone	14,119	6,636	7,483 ordinary shares
Philip Hoffman	11,295	4,218	7,077 ADRs

Interests of the PDMRs

As a result of the above transactions, the PDMRs are interested in the following shares (excluding shares to which they are notionally entitled or may become entitled, subject to the satisfaction of any relevant conditions, under the Company's employee share plans):

Name of PDMR	Number of Shares/ADRs	% of Capital
John Fallon	291,126	0.03549%
Robin Freestone	251,766	0.03069%
Philip Hoffman	77,620	0.00946%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 9 March 2015

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary